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                                     LOGO OF
                            AETERNA LABORATORIES INC.


                                                                   PRESS RELEASE
                                                           For Immediate Release


           AETERNA FILES APPLICATIONS TO BEGIN A THIRD CLINICAL TRIAL
                          OF NEOVASTAT/AE-941 IN CANCER

         THE STUDY WILL BE CONDUCTED IN CANADA, UNITED STATES AND EUROPE


QUEBEC, QUEBEC, OCTOBER 25, 2000 - AEterna Laboratories (NASDAQ: AELA, TSE: AEL) announced today that it has submitted applications to begin a clinical trial of its angiogenesis inhibitor, Neovastat/AE-941, in patients with multiple myeloma. The application has been filed with the Food and Drug Administration (FDA) in the United States, and the Health Protection Branch (HPB) in Canada. The study is the third pivotal clinical trial AEterna has initiated in oncology this year.

ABOUT THE TRIAL

This Phase II pivotal clinical trial has been designed to obtain accelerated approval of Neovastat in the treatment of multiple myeloma patients with refractory disease. The study will determine tumor response based upon commonly used criteria, such as the level of M-protein (myeloma protein). Other parameters specific to the disease will also be considered. The trial seeks to establish that 20% of patients that receive Neovastat will experience tumor response. The study will involve approximately 20 sites across North America and Europe, and will evaluate the efficacy of Neovastat as monotherapy treatment for patients with multiple myeloma not responding to standard therapies. Approximately 120 patients are to be included and the final results of the trial are expected by the summer 2002.

In North America, the principal investigators are Dr. Sundar Jagannath, Chief Multiple Myeloma Service, St. Vincent Comprehensive Cancer Center, New York, in the US, and Dr. Chaim Shustik, Associate Professor of Medicine at McGill University and The Royal Victoria Hospital, in Montreal, Canada. The principal investigator in Europe is Dr. Jean-Paul Fermand, Professor of Medicine and Head of the Immuno-Hematology Unit of St. Louis University Hospital in Paris, France.

"The role of angiogenesis, particularly the involvement of VEGF and MMPs, in the progression of multiple myeloma is now well evidenced, and its inhibition represents an innovative approach in the treatment of the disease," said Dr. Sundar Jagannath, adding that "The multiple mechanisms of action of Neovastat, targeting more specifically VEGF and MMPs, as well as its good safety profile make this drug particularly attractive in the search for new alternatives to treat multiple myeloma."


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Mr. Yves Rosconi, Senior Vice President and Chief Operating Officer of AEterna,
said that the filing of the applications for the multiple myeloma clinical trial is another important step forward in implementing AEterna's early-to-market strategy for Neovastat. "With this trial, we hope to demonstrate that Neovastat has a significant therapeutic benefit in another oncology indication, in addition to the trials currently underway for the treatment of non-small-cell lung cancer and renal cell carcinoma patients," Mr. Rosconi said. "Both the completion of the ongoing trial in renal cell carcinoma and the trial in multiple myeloma are expected within the same timeframe -- by summer 2002."

"Multiple myeloma is the third oncology indication we planned to target this year in the clinical development of Neovastat. Following our discussions with the Health Authorities, if the results of this trial are conclusive, we expect to apply to the regulatory agencies for accelerated approval of Neovastat in this indication as early as 2002," added Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs of AEterna.

UNDERSTANDING ANGIOGENESIS

Angiogenesis, a scientific term for the formation of new blood vessels, is crucial to the development of cancer and other diseases that require the development of new blood vessels to supply them with essential nutrients for growth. Angiogenesis-dependent diseases form new blood vessels by sending out certain proteins, such as VEGF (vascular endothelial growth factor), that cause endothelial cells within existing nearby blood vessels to proliferate and migrate, secreting enzymes called matrix metalloproteinases or MMPs, which create an opening in the surrounding matrix, enabling these endothelial cells to form new blood vessels that reach out to the disease.

NEOVASTAT - UNIQUE MECHANISM OF ACTION

Neovastat, is a novel orally bioavailable naturally occurring antiangiogenic product that has a unique multiple mechanism of action. Neovastat blocks two of the regulators of angiogenesis, VEGF and MMPs. Most tumors secrete VEGF, which binds to specific receptor sites on the wall of blood vessels and triggers the growth of new blood vessels. Neovastat contains active components that specifically block the receptors where VEGF binds. Preclinical studies also show that Neovastat regulates the VEGF-induced proliferation of endothelial cells that is thought to be necessary in the growth of new blood vessels. In addition, Neovastat has been shown to selectively inhibit MMPs 2, 9 and 12, which are involved in breaking down the surrounding tissue and creating an opening for the formation of new blood vessels.

ABOUT MULTIPLE MYELOMA

Multiple myeloma is a cancer of plasma cells that arises in the bone marrow. The disease accounts for 1% of all cancers and is the second most prevalent blood cancer. In the U.S., approximately 50,000 persons are affected by the disease. There are about 14,000 new cases of multiple myeloma in North America each year and about 18,000 new cases in the countries of the European Community, and the five-year mortality rate is approximately 75%. Standard medical treatments such as chemotherapy, radiation therapy, and bone marrow transplantation enable patients diagnosed with multiple myeloma to live an average of four years. These therapies are often associated with a large number of serious side effects.

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ABOUT AETERNA

AEterna Laboratories is a leader in the field of antiangiogenesis with its compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung and kidney cancer.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. The Company also owns 64% of Atrium Biotechnologies Inc., specialized in the development of active ingredients used in cosmetics and nutrition products.

The Company is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


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FOR MORE INFORMATION, CONTACT:
Janet Craig
Director of Corporate Communications and Investor Relations
AEterna Laboratories Inc.
Direct: 416-697-6169
Bus: 418-652-8525
Fax: 418-652-0881
E-mail: janet.craig@aeterna.com